Exhibit 99.4

EXECUTION VERSION

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

CONFIDENTIAL

September 5, 2018

Pacific Drilling S.A.

11700 Katy Freeway, Suite 175

Houston, Texas 77079

Attention: Mr. John P. Boots

                  Chief Financial Officer

Amendment to Commitment Letter

Ladies and Gentlemen:

Reference is made to the commitment letter dated as of August 21, 2018 (the “Commitment Letter”), between Pacific Drilling S.A. and Credit Suisse Securities (USA) LLC. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Commitment Letter.

Each of the parties hereto hereby agrees that the Commitment Letter shall be amended, effective as of the date hereof, by replacing clause (d) of the second paragraph of the Commitment Letter in its entirety with the following:

“(d) ensure that there is at least (i) $350 million of cash on hand of the Company and its subsidiaries on the effective date of the Plan, if the effective date of the Plan occurs on or prior to October 31, 2018 or (ii) $300 million of cash on hand of the Company and its subsidiaries on the effective date of the Plan, if the effective date of the Plan occurs after October 31, 2018.”

Except as specifically amended by this letter agreement, the Commitment Letter is hereby ratified in all respects and shall remain in full force and effect in accordance with its terms. This letter agreement shall be construed in connection with and form part of the Commitment Letter, and any reference to the Commitment Letter shall be deemed to be a reference to the Commitment Letter as amended by this letter agreement.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

by	/s/ Adam Forchheimer
Name: Adam Forchheimer Title: Authorized Signatory

ACCEPTED AND AGREED AS OF THE DATE FIRST ABOVE WRITTEN: PACIFIC DRILLING S.A.

by	/s/ Johannes P. Boots
Name: Johannes P. Boots
Title: SVP and Chief Financial Officer